

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 7, 2008

<u>via U.S. mail and facsimile</u>

Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer
Murphy Oil Corporation
200 Peach Street
P.O. Box 7000
El Dorado, AR 71731-7000

> **Re: Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 1-08590**
> **Response Letter Dated April 22, 2008**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Duru
J. Madison